UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

MOSSIMO, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

619696 10 7

(CUSIP Number)

MOSSIMO GIANNULLI
C/O MOSSIMO, INC.
2016 BROADWAY
SANTA MONICA, CALIFORNIA 90404
TEL. NO.: (310) 460-0040

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

WITH A COPY TO:

PAUL TOSETTI, ESQ.

LATHAM & WATKINS

633 WEST FIFTH STREET

SUITE 4000

LOS ANGELES, CALIFORNIA 90071-2007

May 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619696 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mossimo Giannulli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, SC, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,272,822

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,272,822

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,272,822

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.27%(1)

14.	Type of Reporting Person (See Instructions) IN

(1) THIS PERCENTAGE IS CALCULATED USING THE TOTAL NUMBER OF SHARES OF THIS CLASS OF SECURITIES OUTSTANDING AS OF MARCH 31, 2005 (15,738,442), AS STATED ON THE COMPANY’S FORM 10-Q FILED FOR THE QUARTER ENDED MARCH 31, 2005

Item 1.	Security and Issuer

This statement relates to the Common Stock (the “Common Stock”) of Mossimo, Inc., a Delaware corporation (the “Company”) having its principal executive offices at 2016 Broadway, Santa Monica, CA 90404.

Item 2.	Identity and Background
(a)

This Schedule 13D Amendment No. 3 is filed on behalf of Mossimo Giannulli (“Giannulli”).  As described in Item 3 below, Giannulli has entered into a commitment letter regarding the financing necessary for consummation of the transactions described in Item 4 below.

	(b)	The business address of Giannulli is c/o Mossimo, Inc., 2016 Broadway, Santa Monica, CA 90404.
	(c)	The present principal occupation of Giannulli is Chairman and Co-Chief Executive Officer of the Company.
	(d)	During the last five years, Giannulli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, Giannulli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Giannulli was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

	(f)	Giannulli is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration

Giannulli has obtained a commitment letter for funding for the proposed transaction described in Item 4 below through third party debt financing with CIT Group/Commercial Services, Inc. acting as lender (the “Financing”).  A copy of the commitment letter (the “Financing Letter”) is being filed herewith as Exhibit 7.03.  The Financing Letter provides for a three-year secured committed term loan credit facility in an amount not to exceed $14,500,000.  The information set forth in this paragraph is qualified in its entirety by reference to the Financing Letter, which is incorporated herein by reference.

Giannulli expects that the Financing, together with other funds available to Giannulli and, potentially, available funds of the Company, will be sufficient to consummate the proposed transaction.  To the extent any amounts are due or may be paid by Giannulli or the Acquisition Company (as defined in Item 4 below) or the surviving corporation in connection with the Financing following the consummation of the Acquisition (as that term is defined in Item 4 below) described in Item 4 below (for example, funds necessary to consummate the Acquisition and certain transaction fees and expenses), such funds may be paid from generally available working capital of the surviving corporation.

Giannulli or the Acquisition Company intends to repay any amounts borrowed pursuant to the Financing through the generally available corporate funds of the surviving corporation after the consummation of the Acquisition.

Item 4.	Purpose of Transaction

As previously reported, on April 11, 2005, Giannulli submitted a non-binding proposal (the “Proposal”) for a going-private transaction to the Company's Board of Directors (the “Board of Directors”).  A copy of the Proposal Letter was filed as Exhibit 7.01 to the Schedule 13D Amendment No. 2 filed with the SEC on April 12, 2005.  The Board of Directors has formed a special committee of independent directors (the “Special Committee”) to consider the terms and conditions of the Proposal and to recommend to the Board of Directors whether to approve the Proposal.

As described in the Proposal Letter, the Proposal contemplates the possible formation of a new entity designed for the purpose of effecting the transactions contemplated by the Proposal (the “Acquisition Company”).  Under the Proposal, Giannulli or the Acquisition Company proposes to acquire all of the outstanding shares of the Company's Common Stock not currently owned by Giannulli for a price per share of $4.00 payable in cash (the “Acquisition”).  No agreement with respect to the Acquisition has been reached, and no definitive structure for the Acquisition has been determined.  If the proposed Acquisition is completed, the Common Stock would be eligible for termination of registration pursuant to Section 12(g) of the Securities Act and the Common Stock would be delisted from the NASDAQ Stock Market.

The Proposal is subject to negotiation of structure and definitive documentation and the approval of the Special Committee and the Board of Directors, and the Proposal shall not create any agreement, arrangement or understanding between Giannulli or other parties with respect to the Company or the Common Stock for purposes of any law, rule, regulation, agreement or otherwise, until such time as definitive documentation and any agreement, arrangement or understanding has been approved by the Special Committee and the Board of Directors and thereafter executed and delivered by the Company and all other appropriate parties.  The Special Committee has not objected to Mr. Edwin H. Lewis, the current Co-Chief Executive Officer of the Company and a member of its Board of Directors (“Lewis”), providing Giannulli with consultative assistance in connection with the Acquisition.  There is, however, currently no agreement, arrangement or understanding between Giannulli and Lewis with respect to any compensation for Lewis for such assistance.

The foregoing is a summary of Giannulli’s current proposal and should not be construed as an offer to purchase shares of the Company’s Common Stock.  Neither the Company nor Giannulli is obligated to pursue or to complete the Acquisition.  Giannulli reserves the right to modify his proposal in any way as a result of negotiations or to withdraw the Proposal at any time.  Giannulli beneficially owns approximately 65.27% of the total outstanding votes of the Common Stock entitled to vote on the Proposal as a single class and intends to vote for the Proposal in the event that the Proposal is submitted to the stockholders for their approval and will not agree to any other transaction involving his stake in the Company.

Other than as set forth in the Proposal Letter, Giannulli has no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Proposal is not consummated for any reason, Giannulli intends to review continuously the Company’s business affairs, capital needs and general industry and economic conditions, and, based on such review, Giannulli may, from time to time, determine to increase his ownership of Common Stock, approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that Giannulli currently has no intention of selling any shares of Common Stock.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter, which is incorporated herein by reference.
Item 5.	Interest in Securities of the Issuer
	(a)	Giannulli beneficially owns 10,272,822 shares of Common Stock, which represents 65.27% of the outstanding shares of Common Stock.
	(b)	Giannulli has the sole power to vote and dispose of 10,272,822 shares of Common Stock.
	(c)	Except as provided in Item 3 and Item 4 above, Giannulli has not effected any transactions in any shares of Common Stock of the Company during the past 60 days.
(d)

Other than Giannulli, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Giannulli.

	(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of Giannulli, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to Be Filed as Exhibits
	Exhibit 7.01	Proposal Letter dated April 11, 2005 (incorporated by reference to Exhibit 7.01 to Giannulli’s Schedule 13D/A, as filed with the Commission on April 12, 2005)
	Exhibit 7.02	Press Release dated April 12, 2005 (incorporated by reference to Exhibit 7.02 to Giannulli’s Schedule 13D/A, as filed with the Commission on April 12, 2005)
	Exhibit 7.03	Financing Letter dated May 18, 2005

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2005
Date
/s/ Mossimo Giannulli
Signature
Mossimo Giannulli
Name/Title